FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                July 8, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.1         RNS Announcement, re: June Output Statement dated 8 July, 2004




8 July 2004





BRITISH ENERGY plc - OUTPUT STATEMENT


A summary of net output from British Energy's power stations in June 2004 is given in the table below, together with comparative data for the previous financial year:-


                                       2003/04                            2004/05
                               June             Year to Date     June                   Year to Date

                        Output      Load      Output     Load     Output     Load     Output     Load
                         (TWh)   Factor (%)   (TWh)     Factor     (TWh)    Factor     (TWh)    Factor
                                                          (%)                 (%)                 (%)


UK Nuclear               5.56        81       17.04       82       4.96       72       15.02      72

UK Other                 0.35        25        1.09       26       0.37       26       1.41       33





Planned Outages

- A statutory outage continued on one reactor at Hartlepool and another started on one reactor at Torness.

- Off load refuelling was carried out on one reactor each at Dungeness B and Heysham 1.

- Low load refuelling was carried out on both reactors at Hunterston B and on one reactor each at Hinkley Point B, Torness and Heysham 2.


Unplanned Outages

- One generating unit at Sizewell B returned to service in mid June after the successful replacement of the alternator rotor which had an earth fault. This outage had started in April.

- One unit at Heysham 2 returned to service after the clearance of blocked boiler tubes. This outage had started in May.


Overview

- The Company's target for nuclear output for 2004/05 of 64.5/TWh remains unaltered.

Contact:


Andrew Dowler           020 7831 3113        (Media Enquiries)
Paul Heward             01355 26 2201        (Investor Relations)



Find this News Release on our web-site: www.british-energy.com


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 8, 2004                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations